MICHAEL D. HELSEL
212-801-6962
HELSELM@GTLAW.COM


                                November 6, 2006

VIA EDGAR TRANSMISSION
AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Mr. Martin F. James
            Mr. David Burton

            Re:  QuantRx Biomedical Corporation
                 Form 10-KSB for year ended December 31, 2005

Dear Messrs. James and Burton:

         We are acting as legal counsel to QuantRx Biomedical Corporation, a Nevada corporation ("QuantRx" or the "Company"). We have been authorized by QuantRx to provide you with responses to the comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") by letter dated October 20, 2006 (the "Comment Letter"), with respect to QuantRx' Annual Report on Form 10-KSB for the year ended December 31, 2005 (the "2005 Annual Report"). For the Staff's convenience, the Staff's comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff's comments contained in the Comment Letter) and QuantRx' responses have been set forth below in italics. Three courtesy copies of this letter are enclosed herewith.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 2, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DERIVATIVE INSTRUMENTS, PAGE F-9

1. PLEASE REFER TO PRIOR COMMENTS 6 AND 7. IN REGARDS TO THE DISCLOSURE RELATED TO THE EMBEDDED BENEFICIAL CONVERSION FEATURE, WE NOTE THAT YOU INTEND TO MAKE REVISIONS IN FUTURE FILINGS TO CLARIFY. PLEASE PROVIDE US WITH YOUR PROPOSED REVISED DISCLOSURE AND CONFIRM THAT YOU WILL INCLUDE THE INFORMATION IN YOUR NEXT 10-QSB.

         Below is our revised disclosure which will be included in our 10-QSB for the quarter ended September 30, 2006.

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
November 6, 2006
Page 2
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Convertible Debt

On February 15, 2006, QuantRx closed on $4,030,000 of 8% unsecured convertible promissory notes due December 31, 2006, to certain private accredited investors, of which $3,155,000 were issued in the first quarter of 2006, with the remainder issued in the fourth quarter of 2005. Also, investors received vested warrants with a five year term to purchase an aggregate of 854,500 shares of QuantRx common stock at an exercise price of $1.50 (valued at $1,339,694), of which 723,250 warrants (valued at $1,131,663) were issued in the first quarter of 2006, with the remainder issued in the fourth quarter of 2005.

These convertible notes are automatically convertible into shares of QuantRx common stock upon completion of a "qualified" equity financing (or financings) with aggregate gross proceeds of at least $2,000,000. Under the terms of the convertible notes, holders of the notes will be deemed to have tendered 110% of their aggregate outstanding principal balance and accrued interest for purchase of securities in the qualified equity financing, entitling the holders to all rights afforded to purchasers in such financing ("automatic conversion feature"). Alternatively, the convertible notes allow the holders to convert their outstanding principal and accrued interest into common stock at a price of $1.00 per common share no earlier than six months after the issuance of the promissory notes ("beneficial conversion feature"). Either conversion would result in the satisfaction of all of QuantRx' obligations under the convertible notes.

In the event QuantRx does not complete a qualified financing and holders do not voluntarily convert, QuantRx must repay the outstanding principal balance and accrued and unpaid interest on December 31, 2006. Accrued interest may be payable at QuantRx' option in cash or common stock.

In accordance with APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants," QuantRx allocated $1,339,694 of the principal amount of the 8% convertible promissory notes to the warrants as original issue discount, which represented the relative fair value of the warrants at the dates of issuance.

The beneficial conversion feature described above is not considered a derivative instrument pursuant to the scope exception in paragraph 11(a) of SFAS 133,"Accounting for Derivative Instruments and Hedging Activities," since the contract is indexed to QuantRx' stock and classified as additional paid-in capital. Equity classification of this beneficial conversion feature is met through the requirements of EITF 00-19, "Accounting for Derivative Financial Instruments to, and Potentially Settled in, a Company's Own Stock," paragraphs 12-32. QuantRx measured the intrinsic value of the beneficial conversion feature ($3,697,444) based upon the effective conversion price, which is defined by EITF 00-27, "Application of Issue 98-5 to Certain Convertible Instruments," as the allocated proceeds divided by the number of shares to be received on conversion. This intrinsic value was limited to the remaining proceeds of $2,690,306 and recorded as original issue discount, of which $2,023,337 relates to the convertible notes issued in the first quarter of 2006, with the remainder related to the notes


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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
November 6, 2006
Page 3
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issued in the fourth quarter of 2005. The remaining intrinsic value of
$1,007,138 represents the excess of the aggregate fair value of the instruments that the holder would receive at conversion over the proceeds received.

The automatic conversion feature qualifies as a contingent conversion option in accordance with EITF 98-5 and 00-27 since execution of the automatic conversion feature is contingent upon a qualified equity financing and is not within the control of QuantRx. The intrinsic value of the automatic conversion feature will not be recognized until and unless such financing occurs (the triggering event); which will then enable QuantRx to measure the intrinsic value associated with the automatic conversion feature.

In association with this debt, QuantRx issued warrants for services to purchase 135,680 shares of common stock at $1.50 per share valued at $214,564, of which 90,560 warrants valued at $143,049 were issued in the first quarter of 2006, with the remainder issued in the fourth quarter of 2005. QuantRx also incurred cash commissions of $223,600 in connection with the private placement to various placement agents resulting in total deferred debt offering cost of $438,164, of which $310,249 relates to the notes issued in the first quarter of 2006, with the remainder related to notes issued in the fourth quarter of 2005.

The fair value of the warrants issued to placement agents and the cash commissions have been recorded as deferred financing costs. The total original issue discount related to the warrants issued to the investors and the beneficial conversion feature and the deferred financing costs are being amortized to interest expense over the term of the convertible promissory notes in accordance with EITF 00-27, paragraph 19. Interest expense, including amortization of original issue discount and deferred financing costs, related to the 8% convertible promissory notes was $1,279,104 for the quarter ended September 30, 2006 and $3,502,537 for the nine months ended September 30, 2006. The Black-Scholes option pricing model was used to calculate the fair values of all of the above warrants.

2.       IN YOUR PROPOSED DISCLOSURE:

         O DESCRIBE THE TERMS OF THE NOTES, INCLUDING THE CIRCUMSTANCES UNDER WHICH THEY WOULD BE CONVERTED AND BY WHICH PARTY - I.E. THE HOLDER, THE ISSUERS OR BOTH.
         O DISCLOSE HOW YOU ALLOCATED THE PROCEEDS BETWEEN THE DEBT AND THE DETACHABLE WARRANTS. WE NOTE THAT PARAGRAPH 16 OF APB 14, FOOTNOTE 4 TO EITF 98-5 AND PARAGRAPHS 5 - 7 OF EITF 00-27 WOULD REQUIRE YOU TO BASE YOUR ALLOCATION ON THE RELATIVE FAIR VALUES OF THE TWO SECURITIES AT THE TIME OF ISSUANCE.
         O INDICATE WHETHER YOU MEASURED THE INTRINSIC VALUE OF THE BENEFICIAL CONVERSION FEATURE OF THE DEBT BASED UPON THE EFFECTIVE CONVERSION PRICE.
         O DISCLOSE FOR EACH NOTE THE EXCESS OF THE AGGREGATE FAIR VALUE OF THE DEBT THAT THE HOLDER WOULD RECEIVE AT CONVERSION OVER THE PROCEEDS RECEIVED. REFER TO PARAGRAPH 7 OF EITF 98-5.

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
November 6, 2006
Page 4
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         QuantRx has addressed these discussion points in its response to comment #1 above.

3. PLEASE PROVIDE US WITH YOUR ANALYSIS UNDER SFAS 133, EITF 00-19 AND EITF 05-02 REGARDING YOUR DETERMINATION THAT THE CONVERSION FEATURE OF THE CONVERTIBLE PROMISSORY NOTES SHOULD NOT BE BIFURCATED AND ACCOUNTED FOR AS A DERIVATIVE.

         O EXPLAIN HOW YOU CONCLUDED THAT THE NOTES MET THE DEFINITION OF NON-CONVENTIONAL AS OUTLINED IN EITF 05-02, ESPECIALLY IN LIGHT OF THE ADJUSTMENT TO THE CONVERSION PRICE AT AUTOMATIC CONVERSION INTO COMMON STOCK UPON THE CLOSING OF A QUALIFIED FINANCING.

         O FURTHER, SPECIFICALLY ADDRESS THE CONVERSION TERMS OF THE NOTES AND YOUR ANALYSIS UNDER PARAGRAPHS 19 - 24 EITF 00-19 IN CONCLUDING THAT THERE IS A LIMIT ON THE NUMBER OF SHARES THAT MAY BE DELIVERED TO SETTLE THE INSTRUMENT AND, AS A RESULT, YOU HAVE SUFFICIENT AUTHORIZED AND UNISSUED SHARES TO SETTLE THE CONTRACT.

         YOU MAY ALSO REFER TO SECTION II.B, CLASSIFICATION AND MEASUREMENT OF WARRANTS AND EMBEDDED CONVERSION FEATURES, IN THE DECEMBER 1, 2005, CURRENT ACCOUNTING AND DISCLOSURE ISSUES IN THE DIVISION OF CORPORATE FINANCE.

         Summary of conversion terms in the promissory notes: The notes are automatically convertible into common stock in connection with the completion by QuantRx of a qualified equity financing (or financings) with aggregate gross proceeds of at least $2,000,000. Under the terms of the convertible notes, holders of the notes would have been deemed to have tendered 110% of their aggregate principal and accrued interest for purchase of securities in the qualified equity financing, entitling the holders to all rights afforded to purchasers in such financing ("automatic conversion feature"). Alternatively, the notes allow the holders to convert their outstanding principal and accrued interest into common stock at a price of $1.00 per common share no earlier than six months after the issuance of the promissory notes ("beneficial conversion feature"). Either conversion would result in the satisfaction of all of QuantRx' obligations under the promissory note.

         The beneficial conversion feature described above is not considered a derivative instrument pursuant to the scope exception in paragraph 11(a) of SFAS 133,"Accounting for Derivative Instruments and Hedging Activities," since the contract is indexed to QuantRx' stock and classified as additional paid-in capital. Equity classification of the beneficial conversion feature is met through the requirements of EITF 00-19, paragraphs 12-32 as follows:

         o Physical settlement of the conversion feature is in shares only

         o        Settlement is in unregistered shares


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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
November 6, 2006
Page 5
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         o        QuantRx has sufficient authorized and unissued shares
                  available to settle the conversion feature after considering all other commitments that may require the issuance of stock during the conversion period. At the time the notes were issued,, QuantRx had 75,000,000 common shares authorized; As of September 30, 2006, there are 30,679,538 common shares outstanding; and 9,280,447 shares reserved for options, warrants and this convertible debt. At the time the notes were issued there were less common shares outstanding and reserved for issuance as compared to September 30, 2006

         o The conversion identifies the number of shares to be delivered in settlement (each $1 of promissory note and accrued interest equals 1 share; therefore, a maximum of 4,342,774 shares, including estimated accrued interest through December 31,
                  2006)

         o There are no cash payments if timely filings with the SEC do not occur

         o        There are no top-off or make-whole provisions

         o        There are no net-cash settlement provisions

         o        The holders have no rights greater than common stockholders

         o        No collateral was required

         The automatic conversion feature is contingent upon a qualified equity financing. In accordance with EITF 98-5 and 00-27, paragraph 8, "...the intrinsic value of such conversion options would not be recognized until and unless the triggering event occurs."

         QuantRx' convertible promissory notes do not meet EITF 05-2's definition of a "conventional convertible debt instrument" since the automatic conversion feature does not convert into a fixed number of shares at the time of issuance. The number of shares would be determined based upon 110% of the outstanding principal and interest of the note and the share price identified in the financing.

         We have reviewed Section II.B, "Classification and Measurement of Warrants and Embedded Conversion Features," in the December 1, 2005, "Current Accounting and Disclosure Issues in the Division of Corporate Finance," in connection with this analysis.

4. PLEASE PROVIDE US WITH YOUR ANALYSIS UNDER SFAS 133 AND PARAGRAPHS 12 - 32 OF EITF 00-19 UNDERLYING YOUR DETERMINATION FOR EACH OF THE WARRANTS THAT THEY SHOULD BE REFLECTED WITHIN EQUITY AND NOT AS A LIABILITY. SPECIFICALLY ADDRESS THE CONVERSION TERMS OF THE WARRANTS AND YOUR ANALYSIS UNDER PARAGRAPHS 19 - 24 IN CONCLUDING THAT THERE IS A LIMIT ON THE NUMBER OF SHARES THAT MAY BE DELIVERED TO

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
November 6, 2006
Page 6
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         SETTLE THE INSTRUMENT AND, AS A RESULT, YOU HAVE SUFFICIENT
         AUTHORIZED AND UNISSUED SHARES TO SETTLE THE CONTRACT. YOU MAY ALSO REFER TO SECTION II.B, CLASSIFICATION AND MEASUREMENT OF WARRANTS AND EMBEDDED CONVERSION FEATURES, IN THE DECEMBER 1, 2005, CURRENT ACCOUNTING AND DISCLOSURE ISSUES IN THE DIVISION OF CORPORATE FINANCE.

         Investors received vested warrants with a five year term to purchase an aggregate of 854,500 shares of QuantRx common stock at an exercise price of $1.50 valued at $1,339,694, of which 723,250 warrants valued at $1,131,663 were issued in the first quarter of 2006, with the remainder issued in the fourth quarter of 2005.

         In association with this debt, QuantRx issued warrants for services to purchase 135,680 shares of common stock at $1.50 per share valued at $214,564, of which 90,560 warrants valued at $143,049 were issued in the first quarter of 2006, with the remainder issued in the fourth quarter of 2005

         The warrants qualify for the scope exception in par. 11(a) of SFAS 133, since the warrants are indexed to QuantRx' stock and classified as additional paid-in capital. Equity classification of the warrants is met through the requirements of EITF 00-19, paragraphs 12-32 as follows:

         o        Physical settlement of the warrants is in shares only

         o Settlement is in unregistered shares with no registration rights

         o QuantRx has sufficient authorized and unissued shares available to settle the warrants after considering all other commitments that may require the issuance of stock during the warrant term - At the time the warrants were issued,, QuantRx had 75,000,000 common shares authorized; As of September 30, 2006, there are 30,679,538 common shares outstanding; and 9,280,447 shares reserved for options, warrants (including these) and the convertible debt. At the time the warrants related to this transaction were issued there were less common shares outstanding and reserved for issuance as compared to September 30, 2006

         o The warrants identify the number of shares to be delivered in settlement (an aggregate of 990,180 warrants related to this transaction were exercisable into 990,180 common shares)

         o There are no cash payments if timely filings with the SEC do not occur

         o        There are no top-off or make-whole provisions

         o        There are no net-cash settlement provisions

         o        The holders have no rights greater than common stockholders

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
November 6, 2006
Page 7
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         o        No collateral was required

         Warrants for services were accounted for as deferred financing costs and were fair valued in accordance with SFAS 123(R). These warrants have the same terms as the investor warrants.

         The total original issue discount related to the warrants issued to the investors and the deferred financing costs are being amortized to interest expense over the term of the convertible promissory notes in accordance with EITF 00-27, paragraph 19.

         We have reviewed Section II.B, "Classification and Measurement of Warrants and Embedded Conversion Features," in the December 1, 2005, "Current Accounting and Disclosure Issues in the Division of Corporate Finance," in connection with this analysis.

NOTE 7:  CAPITAL STOCK - COMMON STOCK, PAGE F18

5. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 8. PLEASE TELL US THE DATES ON WHICH YOU SIGNED EACH LOAN SETTLEMENT AGREEMENT, THE TRADED MARKET PRICE OF YOUR STOCK ON THAT DATE AND EXPLAIN HOW YOUR ACCOUNTING COMPLIES WITH SFAS 123, SFAS 141 AND EITF 96-18. EXPLAIN WHY THE SHARES EXCHANGED TO EXTINGUISH THE LIABILITY WOULD NOT BE RECORDED AT THE FAIR VALUE ON THE DATE OF THE EXTINGUISHMENT. PLEASE PROVIDE US WITH A COPY OF THE AGREEMENT. WE MAY HAVE FURTHER COMMENT.

         QuantRx (formerly A-Fem Medical Corporation) was inactive from late 2002 through late 2004. QuantRx essentially ceased daily operations in 2002, having run out of operating capital. Its corporate files and accounting books and records were discarded by its office landlord after QuantRx defaulted on its rent obligation. The landlord also repossessed and sold QuantRx' machinery. Until late 2004, QuantRx was inactive, and had limited revenues. During that period, QuantRx had no employees and its Board of Directors was disbanded.

         Upon QuantRx' reemergence in 2005, QuantRx had three individual unpaid loans that required settling. The terms of repayment of such loans had been either initiated or finalized at the time of QuantRx' reemergence. Due to the administrative difficulties inherent in re-starting a company (inclusive of the establishment of a new board to approve stock issuances), common stock purchase agreements formalizing these negotiated settlements were not executed until July 2005 and October 2005. As described below, we believe the measurement dates for these settlements are appropriately identified as of the dates on which the negotiations surrounding the terms of the settlements were finalized and the parties had reached full and final agreement.

         Negotiations over the settlement of the $4,000 loan commenced in November 2002, when QuantRx'stock price was between $0.00 and $0.05. The parties concluded negotiations


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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
November 6, 2006
Page 8
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         in May 2004, when QuantRx' stock price was between $0.00 and
         $0.07. No changes to the fully negotiated terms of this settlement were made prior to the parties' execution of the common stock purchase agreement in July 2005 that memorialized the parties' agreement.

         Negotiations over the settlement of the $15,000 loan commenced in early 2005, and the parties concluded negotiations in March 2005, when QuantRx' stock price was between $0.29 and $0.62. Additionally, QuantRx completed an equity financing in May 2005 with an effective rate of $0.44. No changes to the fully negotiated terms of this settlement were made prior to the parties' execution of the common stock purchase agreement in July 2005 that memorialized the parties' agreement.

         Negotiations over the settlement of the $400,000 loan were also initiated in early 2005, and the parties concluded negotiations prior to July 2005. Stock prices during early 2005 varied between $0.22 and $0.80. Additionally, QuantRx completed an equity financing in May 2005 with an effective rate of $0.44. No changes to the fully negotiated terms of this settlement were made prior to the parties' execution of the common stock purchase agreement in October 2005 that memorialized the parties' agreement.

         In accordance with SFAS 123(R), paragraph 7, the fair value of these transactions has been measured using the fair value of the equity instruments. The measurement dates for the transactions have been identified pursuant to EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." EITF 96-18 indicates that the measurement date is the earlier of "the date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a "performance commitment"); or the date at which the counterparty's performance is complete." As stated previously, we believe the measurement dates for these settlements are appropriately identified as of the dates the negotiated terms were settled.

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
November 6, 2006
Page 9
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                            *    *    *    *    *

         Should any member of the Staff have any questions or comments concerning this letter, or desire any further information or clarification in respect of the responses contained in this letter, please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.


                                                     Very Truly Yours,


                                                     Michael D. Helsel


cc: Walter Witoshkin, President and Chief Executive Officer, QuantRx Biomedical Corporation
         Sasha Afanassiev, Chief Financial Officer, QuantRx Biomedical
         Corporation



Enclosures